SECUR 15045223 IISSION

SEC Mail Processing Section FEB 23 2015 Washington DC 404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER 8- 65423

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SOJOURNER SECURITIES, LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2201 South Blvd, Suite 300
(No. and Street)

Charlotte	**N.C.**	**28203**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terry G. Friddle **(704) 469-5628 ext1**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GreerWalker, LLP
(Name – *if individual, state last, first, middle name*)

The Carillon 227 West Trade Street, Suite 1100	**Charlotte**	**N.C.**	**28202**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/24/15

OATH OR AFFIRMATION

I, **Terry G. Friddle** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Sojourner Securities, LLC**, as of **December 31**, 20**14** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director & Chief Compliance Officer
Title

SARITA GUPTA
Notary Public
Mecklenburg Co., North Carolina
My Commission Expires Oct. 12, 2016

Notary Public

02/18/2015

This report * * contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report. (not included)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOJOURNER SECURITIES, LLC

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2014 and
Report of Independent Registered Public Accounting Firm

Table of Contents

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Sojourner Securities, LLC:

We have audited the accompanying financial statements of Sojourner Securities, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Sojourner Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Sojourner Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles in the United States of America.

The supplementary information on pages 9 to 11 has been subjected to audit procedures performed in conjunction with the audit of Sojourner Securities, LLC's financial statements. The supplemental information is the responsibility of Sojourner Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Greer Walker LLP

February 18, 2015

GreerWalker LLP – Certified Public Accountants
The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA

Accounting & Tax | Wealth Management | Corporate Finance

Tel 704.377.0239 | greerwalker.com

SOJOURNER SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS		
Cash	$	26,788
Accounts Receiveable		-
Prepaid Expenses		2,999
TOTAL ASSETS	$	29,787
LIABILITIES AND MEMBER'S EQUITY		
Accounts Payable	$	-
Member's Equity		29,787
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	29,787

See notes to financial statements.

SOJOURNER SECURITIES, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES	$ 461,950
EXPENSES:	
Regulatory and professional fees	26,100
Office expenses	2,321
Bank fees	57
Other	1,419
Total expenses	29,897
NET INCOME	$ 432,053

See notes to financial statements.

SOJOURNER SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

MEMBER'S EQUITY, DECEMBER 31, 2013	$	697,603
CONTRIBUTIONS FROM MEMBER		5,881
DISTRIBUTIONS TO MEMBER		(1,105,750)
NET INCOME		432,053
MEMBER'S EQUITY, DECEMBER 31, 2014	$	29,787

See notes to financial statements.

SOJOURNER SECURITIES, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2014

SUBORDINATED LIABILITIES, DECEMBER 31, 2013	$ -
CHANGE IN SUBORDINATED LIABILITIES FOR THE YEAR ENDED DECEMBER 31, 2014	-
SUBORDINATED LIABILITIES, DECEMBER 31, 2014	$ -

See notes to financial statements.

SOJOURNER SECURITIES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 432,053
Contribution of office services from member	5,881
Adjustments to reconcile net income to net cash from operating activities:	
Change in prepaid expenses	1,658
Change in accounts receiveable	669,597
Change in accounts payable	(6,651)
Net cash provided by operating activities	1,102,538
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to Member	(1,105,750)
NET DECREASE IN CASH	(3,212)
CASH, BEGINNING OF YEAR	30,000
CASH, END OF YEAR	$ 26,788

See notes to financial statements.

1. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations - Sojourner Securities, LLC (the "Company") is a limited liability company that operates as a registered broker-dealer. As a registered broker-dealer, the Company is primarily involved as a placement agent for issuers due principally to its role as a "mergers and acquisitions" advisor. Such placements are not broadly distributed and generally consist of a single institutional investor and a single client in a principal-to-principal transaction. The Company does not take title to, or control of any securities, nor does the Company make a market in any security. The Company is registered with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority and the Securities Investor and Protection Corporation.

Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Revenue and Income Recognition – During 2014, the Company closed a single transaction under which the Company earned revenues per the terms of the individual engagement contracts. In addition, the Company earned revenues from transactions closed in previous years that had been deferred per contract.

Cash - The Company maintains cash deposits with financial institutions. At times, such deposits may exceed federally insured limits.

Income Taxes - For income tax purposes, the Company is considered to be a partnership. No provision for federal or state income taxes has been made in the accompanying financial statements since the member includes its allocable share of the Company's taxable income or loss in its income tax return.

The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. As of December 31, 2014, the tax years ended December 31, 2011 through 2014 were open for potential examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2014.

Subsequent Events - In preparing its financial statements, the Company has evaluated subsequent events through February 18, 2015 which is the date the financial statements were available to be issued.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2014, the Company had net capital of $26,788, which was $21,788 in excess of its required net capital of $5,000. The Company had no aggregate indebtedness as of December 31, 2014.

3. RELATED PARTY AND CONCENTRATION

The Company is a wholly-owned subsidiary of Pathfinder Capital Advisors, LLC, and was established to process certain transactions initiated by its parent company that require the services of a registered broker-dealer. Only transactions that relate specifically to registered broker-dealer activities result in revenue being recognized by the Company. All of the Company's revenue is derived from transactions involving clients of its parent company.

The parent company allocates 10% of its common office overhead expenses to the Company. The Company incurred $5,881 in such charges for the year ended December 31, 2014, which was offset by a capital contribution from its parent company.

4. MEMBER EQUITY

The Member is subject to the Company's operating agreement which stipulates, among other things, the terms under which income and losses are allocated, distributions are made, membership interests can be transferred, and new members can be admitted.

SOJOURNER SECURITIES, LLC

RECONCILIATION OF NET CAPITAL AS OF DECEMBER 31, 2014
UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL, DECEMBER 31, 2014 (Unaudited)	$	26,788
ADJUSTMENTS		-
NET CAPITAL, DECEMBER 31, 2014 (Audited)	$	26,788

See report of independent registered public accounting Firm.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

SOJOURNER SECURITIES, LLC as of 12/31/14

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	29,787	3480
2. Deduct ownership equity not allowable for Net Capital				( )	3490
3. Total ownership equity qualified for Net Capital				29,787	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	29,787	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 2,999	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities- proprietary capital charges		3600			
D. Other deductions and/or charges		3610		(2,999)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions			$	26,788	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue concentration		3650			
E. Other (List)		3736		( )	3740
10. Net Capital			$	26,788	3750

OMIT PENNIES

See report of independent registered public accounting Firm.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
SOJOURNER SECURITIES, LLC as of 12/31/14

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$		3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	21,788	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	20,788	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$		3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$		3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	0.00	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See report of independent registered public accounting Firm.

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Sojourner Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Sojourner Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sojourner Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (the "exemption provisions") and (2) Sojourner Securities, LLC stated that Sojourner Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Sojourner Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sojourner Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Greer Walker LLP

February 18, 2015

GreerWalker LLP – Certified Public Accountants
The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA

Accounting & Tax | Wealth Management | Corporate Finance

Tel 704.377.0239 | greerwalker.com

SOJOURNER SECURITIES, LLC

EXEMPTION REPORT, DECEMBER 31, 2014

1. The Company is exempt from the SEC Rule 15c3-3 Reserve Requirement under exemption k(2)i. During the year ended December 31, 2014, the Company met the exemption provisions identified above without exception.

See report of independent registered public accounting Firm.